[Graphic Omitted] Ahold

                                                                   Press Release


                                                                     Royal Ahold
                                                       Corporate Communications




                                                        Date:  February 20, 2004
                                        For more information:  +31 75 659 57 20







Jan Andreae takes initiative to step down

Zaandam, The Netherlands, February 20, 2004 - Jan Andreae, member of the Executive Board of Royal Ahold, has decided on his own initiative to withdraw from the Executive Board.

Jan Andreae will take charge of special projects for the benefit of the Ahold group, including the divestment of the Spanish operations.


Ahold Corporate Communications: +31.75.659.57.20






















                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302